UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 1, 2025, the Board of Directors of YY Group Holding Limited (the “Company”) has decided to terminate Lai Wai Kit Andrew and Cheong Hai Poh’s appointments as the Company’s independent directors.

On October 1, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Lim Kai Ching (Lin Kaiqin) was appointed as an independent director and chair of the Compensation Committee of the Company, effective October 1, 2025. On September 26, 2025, Mr. Lim Kai Ching entered into an independent director offer letter with the Company and agreed to receive an annual compensation of US$18,000, effective October 1, 2025.

The biographical information of Mr. Lim Kai Ching is set forth below:

Mr. Lim Kai Ching is a seasoned finance professional with a long career spanning corporate finance, private equity, hedge fund operations, audit, and investor relations. He has demonstrated strong expertise in financial management, risk controls, and corporate governance, with leadership roles across both listed companies and investment institutions. Mr. Lim’s experience includes his current role as Executive Director of Uni-Asia Group Limited, a company listed on the SGX Mainboard, where he was previously Group Chief Financial Officer from June 2011 to February 2025. During his tenure, he oversaw finance, SGX compliance, investor relations, risk management, and sustainability initiatives. His earlier career includes roles as Client Relationship Manager at State Street Global Services from February 2009 to May 2011, Financial Controller at Haikui Pte Ltd from April 2008 to January 2009, and Vice President at Uni-Asia Capital (Singapore) Limited from 2007 to 2008, where he managed shipping fund operations and SGX listing matters. From 1999 to 2007, Mr. Lim was a Manager at the Government of Singapore Investment Corporation (GIC), leading accounting teams for private equity and hedge fund subsidiaries and implementing corporate governance frameworks. He began his career at Price Waterhouse Singapore as an Audit Assistant from 1997 to 1999, serving multinational and listed companies across various industries. Mr. Lim holds a Bachelor of Accountancy (Honours) from Nanyang Technological University (1997). He is a Chartered Accountant (Singapore), a member of the Institute of Singapore Chartered Accountants (ISCA) with an ISCA Sustainability Certification, and an Accredited Director of the Singapore Institute of Directors.

On October 1, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Ngoh York Chao Nicholas (Wu Xuezhao) was appointed as an independent director and chair of the nomination committee of the Company, effective October 1, 2025. On September 26, 2025, Mr. Ngoh York Chao Nicholas entered into an independent director offer letter with the Company and agreed to receive an annual compensation of US$18,000, effective October 1, 2025.

The biographical information of Mr. Ngoh York Chao Nicholas is set forth below:

Mr. Ngoh York Chao Nicholas is a Singapore-qualified lawyer by training and board-accredited director with over 15 years of experience in litigation, regulatory enforcement, and corporate governance. His expertise spans financial crime prosecution, corporate advisory, risk management, and sustainability, and he has advised SGX-listed companies and boards on governance, compliance, and strategy. Since 2019, Mr. Ngoh has served as an Independent Director of Sakae Holdings Ltd., where he is Chairman of the Nominating Committee, and a member of both the Audit and Remuneration Committees. From 2018 to 2023, he was Principal Legal Counsel and Director at the Singapore Manufacturing Federation (SMF), overseeing corporate and legal affairs, data protection, and regulatory initiatives while representing SMF on national committees including the National Environment Agency’s Waste Management Sectoral Tripartite Committee and the Workplace Safety & Health Council’s Engagement & Outreach Committee. Earlier in his career, Mr. Ngoh held senior regulatory and enforcement roles. He was Assistant Director at the Accounting and Corporate Regulatory Authority (ACRA) from 2014 to 2018, where he revised AML/CFT regulations, led enforcement actions, and prosecuted landmark fraud cases. From 2008 to 2014, he served as Deputy Public Prosecutor and State Counsel with the Attorney-General’s Chambers (AGC) and Senior Prosecuting Officer with the Ministry of Manpower (MOM), specialising in financial crime, corruption, and workplace safety prosecutions, while mentoring investigators and junior prosecutors. Mr. Ngoh holds a Bachelor of Laws (LLB Hons.) from the University of Southampton, United Kingdom, and was admitted to the Singapore Bar in 2016. He is a Senior Accredited Director of the Singapore Institute of Directors and a Certified Personal Data Protection Practitioner.

Mr. Lim Kai Ching and Mr. Ngoh York Chao Nicholas do not have a family relationship with any director or executive officer of the Company. They have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
10.1	Independent Director Offer Letter – Lim Kai Ching
10.2	Independent Director Offer Letter – Ngoh York Chao Nicholas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: October 3, 2025	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	CEO

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